UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Organogenesis Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68621F102

(CUSIP Number)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, MA 02021

Tel: (781) 575-0775

With a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D	Page 2 of 21 Pages

1.	Names of Reporting Persons. Alan A. Ades
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,479,772 Shares
	8.	Shared Voting Power 34,986,622 Shares
	9.	Sole Dispositive Power 9,479,772 Shares
	10.	Shared Dispositive Power 34,986,622 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,466,394 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 3 of 21 Pages

1.	Names of Reporting Persons Albert Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 936,516 Shares
	8.	Shared Voting Power 37,717,821 Shares
	9.	Sole Dispositive Power 936,516 Shares
	10.	Shared Dispositive Power 37,717,821 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,654,337 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 42.0%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 4 of 21 Pages

1.	Names of Reporting Persons. Glenn H. Nussdorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,671,413 Shares
	8.	Shared Voting Power 1,167,250 Shares
	9.	Sole Dispositive Power 13,671,413 Shares
	10.	Shared Dispositive Power 1,167,250 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,838,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 5 of 21 Pages

1.	Names of Reporting Persons. Dennis Erani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,323,523 Shares
	8.	Shared Voting Power 2,964,131 Shares
	9.	Sole Dispositive Power 1,323,523 Shares
	10.	Shared Dispositive Power 2,964,131 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,287,654 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 68621F102	13D	Page 6 of 21 Pages

1.	Names of Reporting Persons. Starr Wisdom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 586,297 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 586,297 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 586,297 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68621F102	13D	Page 7 of 21 Pages

1.	Names of Reporting Persons. Organo PFG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,134,638 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,134,638 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,134,638 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 34.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 8 of 21 Pages

1.	Names of Reporting Persons. Organo Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,851,984 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,851,984 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,851,984 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 9 of 21 Pages

1.	Names of Reporting Persons. Alan Ades as Trustee of the Alan Ades 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,489,779 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,489,779 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489,779 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 10 of 21 Pages

1.	Names of Reporting Persons. Albert Erani Family Trust dated 12/29/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,731,199 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,731,199 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,199 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 11 of 21 Pages

1.	Names of Reporting Persons. Dennis Erani 2012 Issue Trust dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,964,131 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,964,131 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,964,131 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 12 of 21 Pages

1.	Names of Reporting Persons. GN 2016 Family Trust u/a/d August 12, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,250 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,250 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,250 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	13D	Page 13 of 21 Pages

1.	Names of Reporting Persons. GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,012,750 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,012,750 Shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,012,750 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68621F102	Page 14 of 21 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Organogenesis Holdings Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 85 Dan Road, Canton MA 02021.

Item 2. Identity and Background.

(a) The names of the reporting persons are Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC (“Organo PFG”), Organo Investors LLC (“Organo Investors”), Dennis Erani 2012 Issue Trust dated 12/20/12 (the “D. Erani Trust”), Alan Ades as Trustee of the Alan Ades 2014 GRAT (the “A. Ades GRAT”), Albert Erani Family Trust dated 12/29/2012 (the “A. Erani Trust”), GN 2016 Family Trust u/a/d August 12, 2016 (the “GN Trust”) and GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (the “GN GRAT”). The reporting persons are collectively referred to herein as the “Reporting Persons” or the “Controlling Entities”. The D. Erani Trust, the A. Ades GRAT, the A. Erani Trust, the GN Trust and the GN GRAT are collectively referred to as the “Trusts”.

(b) The business address of each of Alan Ades, Albert Erani, Dennis Erani, Organo PFG, Organo Investors, the A. Ades GRAT, the A. Erani Trust and the D. Erani Trust is c/o A&E Stores, Inc. is 1000 Huyler Street, Teterboro, NJ 07608. The business address of Mr. Nussdorf, the GN Trust and the GN GRAT is 35 Sawgrass Drive, Bellport, NY 11713. The address of Starr Wisdom is 44 Wilson Street, Hartsdale, NY 10530.

(c) The present principal occupation or employment of each of Alan Ades, Albert Erani and Dennis Erani is President and Chief Executive Officer and Vice President, Principal and Secretary, and Executive Vice President and General Merchandise Manager, respectively, of A&E Stores, Inc., which is located at 1000 Huyler Street, Teterboro, NJ 07608. Alan Ades, Albert Erani and Dennis Erani are also principals of Rugby Realty Co., Inc., an entity that owns real estate partnerships and is located at 300 Lighting Way, Secaucus, NJ 07094. The present principal occupation or employment of Mr. Nussdorf is President and Chief Executive Officer of Quality King Distributors, Inc., a distributor of health and beauty care products and prescription drugs located at 35 Sawgrass Drive, Bellport, NY 11713. Ms. Wisdom is not currently employed.

The principal business of each of Organo PFG and Organo Investors is holding, managing, investing and distributing shares of the Issuer and the proceeds therefrom. The principal business of each of the Trusts is holding, managing, investing and distributing the trust property and the proceeds therefrom. The Trusts were formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

CUSIP No. 68621F102	Page 15 of 21 Pages

(f) Each of Alan Ades, Albert Erani, Mr. Nussdorf, Dennis Erani and Ms. Wisdom is a citizen of the United States. Each of the Trusts, Organo PFG and Organo Investors was formed and operates in the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons received certain Shares in connection with the Issuer’s business combination (the “Merger”) with Organogenesis Inc. (“Organogenesis”) in accordance with the terms of the Agreement and Plan of Merger dated as of August 17, 2018 (the “Merger Agreement”) among the Issuer (which was then referred to as Avista Healthcare Public Acquisition Corp.), Avista Healthcare Merger Sub, Inc. and Organogenesis, in exchange for existing shares of common stock of Organogenesis. Except as described below and subject to the terms of the Merger Agreement and customary adjustments set forth therein, each share of Organogenesis common stock previously held by the Reporting Persons immediately prior to the effective time of the merger was automatically cancelled, extinguished and converted into the right to receive 2.03 shares of validly issued, fully paid and nonassessable Shares. The Reporting Persons did not invest new capital in the Issuer in connection with the Merger.

As contemplated by the Merger Agreement and pursuant to an Exchange Agreement by and among the Issuer and certain creditors who were insiders of Organogenesis prior to the Merger, including Alan Ades, Albert Erani, Dennis Erani, Glenn H. Nussdorf, Organo PFG and Organo Investors, dated August 17, 2018 (the “Exchange Agreement”) concurrently with the consummation of the Merger, a portion of the outstanding obligations of Organogenesis owed to such creditors (the “Organogenesis Insider Debt”) was converted into Shares, and the Issuer made a cash payment to such creditors in satisfaction of the remaining portion of the Organogenesis Insider Debt, including the accrued and unpaid interest and any fees with respect to the Organogenesis Insider Debt (the “Exchange”). Following the consummation of the transactions contemplated by the Exchange Agreement, the Organogenesis Insider Debt was deemed fully paid and satisfied in full and was discharged and terminated.

Pursuant to the Exchange, (i) Alan Ades received 1,710,552 Shares in exchange for $12,033,731 of Organogenesis Insider Debt, (ii) Albert Erani received 154,612 Shares in exchange for $1,087,697 of Organogenesis Insider Debt, (iii) Dennis Erani received 670,071 Shares in exchange for $4,713,948 of Organogenesis Insider Debt, (iv) Mr. Nussdorf received 2,475,822 Shares in exchange for $17,417,416 of Organogenesis Insider Debt, (v) Organo PFG received 1,380,138 Shares in exchange for $9,709,268 of Organogenesis Insider Debt and (vi) Organo Investors received 111,484 Shares in exchange for $784,287 of Organogenesis Insider Debt.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

CUSIP No. 68621F102	Page 16 of 21 Pages

On December 10, 2018, in connection with the closing of the Merger, the Issuer and the Controlling Entities (controlling more than 50% of the voting power for the election of directors) entered into a Controlling Stockholders’ Agreement (the “Controlling Stockholders’ Agreement”). The Controlling Stockholders’ Agreement, among other things, provides the Controlling Entities with the right to nominate an aggregate of four directors to the Issuer’s board of directors, with two directors designated by Alan A. Ades, one director designated by Albert Erani and one director designated by Glenn H. Nussdorf. The nomination rights shall exist for so long each individual (or, in the case of Albert Erani, together with Dennis Erani) beneficially owns at least 7.5% of the outstanding Shares. The Controlling Entities have also agreed to vote their Shares in support of such nominees, and have appointed each of Alan A. Ades, Albert Erani and Glenn H. Nussdorf as his or her attorney-in-fact in connection with the matters contemplated by the Controlling Stockholders’ Agreement.

The Reporting Persons acquired the Shares in connection with the Merger and became a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) for investment purposes and in order for the Issuer to qualify as a “controlled company” within the meaning of the Nasdaq Global Market rules and, as a result, qualify for exemptions from certain corporate governance requirements. The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to assess the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, the Reporting Persons may acquire additional shares of the Issuer or may sell or otherwise dispose of all or some of the Shares they hold, subject to the provisions of the Controlling Stockholders’ Agreement, the Issuer’s insider trading policy and applicable securities laws. The Reporting Persons may also consider participating in any proposal to raise capital or reorganize the Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Issuer’s common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

At the effective time of the Merger, the size of the Issuer’s board of directors increased from six directors to eight directors, each of the directors of the Issuer prior to the Merger resigned and Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Maurice Ades, Arthur S. Leibowitz, Wayne Mackie and Joshua Tamaroff were appointed as directors of the Issuer whose terms expire at the Issuer’s next annual meeting of shareholders. Maurice Ades is Alan A. Ades’ son.

Item 5. Interest in Securities of the Issuer.

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 91,989,961 Shares issued and outstanding as of December 10, 2018, after giving effect to the Merger, as reported on the Issuer’s Current Report on Form 8-K, dated December 11, 2018. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of December 10, 2018. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5.

CUSIP No. 68621F102	Page 17 of 21 Pages

(a) Alan A. Ades is the beneficial owner of a total of 44,466,394 Shares, representing approximately 48.3% of the outstanding Shares and consisting of (i) 7,989,993 Shares held by Alan Ades, (ii) 1,489,779 Shares held by the A. Ades GRAT, (iii) 32,134,638 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Albert Erani is the beneficial owner of a total of 38,654,337 Shares, representing approximately 42.0% of the outstanding Shares and consisting of (i) 936,516 Shares held by Albert Erani, (ii) 2,731,199 Shares held by the A. Erani Trust, (iii) 32,134,638 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 4,287,654 Shares, representing approximately 4.7% of the outstanding Shares and consisting of (i) 1,323,523 Shares held by Dennis Erani and (ii) 2,964,131 Shares held by the D. Erani Trust.

Glenn H. Nussdorf is the beneficial owner of a total of 14,838,663 Shares, representing approximately 16.1% of the outstanding Shares and consisting of (i) 2,658,663 Shares held by Mr. Nussdorf, (ii) 1,167,250 Shares held by the GN Trust and (iii) 11,012,750 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 586,297 Shares, representing approximately 0.6% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 32,134,638 Shares, representing approximately 34.9% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 3.1% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 1,489,779 Shares, representing approximately 1.6% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust is the beneficial owner of a total of 2,731,199 Shares, representing approximately 3.0% of the outstanding Shares. The A. Erani Trust holds all such Shares directly. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 2,964,131 Shares, representing approximately 3.2% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani’s spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 1,167,250 Shares, representing approximately 1.3% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 11,012,750 Shares, representing approximately 12.0% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.

CUSIP No. 68621F102	Page 18 of 21 Pages

(b) Alan A. Ades exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by the A. Ades GRAT. Alan Ades disclaims beneficial ownership of the Shares held by the A. Ades GRAT, except to the extent of his pecuniary interest therein.

Alan Ades and Albert Erani, as the managing members of Organo PFG and the managers of Organo Investors, share voting and dispositive power over the Shares held by each entity. Each of Alan Ades and Albert Erani disclaims beneficial ownership of the Shares held by each of Organo PFG and Organo Investors, except to the extent of his pecuniary interest therein.

Albert Erani exercises sole voting and dispositive power over the Shares held by him directly and shared voting and dispositive power over the Shares held by the A. Erani Trust. Albert Erani disclaims beneficial ownership of the Shares held by the A. Erani Trust, except to the extent of his pecuniary interest therein.

Dennis Erani exercises sole voting and dispositive power over the Shares held by him directly and Susan Erani, Mr. Erani’s spouse, exercises shared voting and dispositive power over the Shares held by the D. Erani Trust. Dennis Erani disclaims beneficial ownership of the Shares held by the D. Erani Trust, except to the extent of his pecuniary interest therein.

Glenn H. Nussdorf exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by the GN GRAT. Mr. Nussdorf exercises shared voting and dispositive power over the Shares held by the GN Trust. Mr. Nussdorf disclaims beneficial ownership of the Shares held by the GN Trust and the GN GRAT, except to the extent of his pecuniary interest therein.

(c) As of December 10, 2018, each Reporting Person acquired beneficial ownership of all Shares beneficially owned by such person as a result of the effectiveness of the Merger or pursuant to the Exchange. Except as set forth in the preceding sentence, no Reporting Person has effected any transaction in Shares from October 21, 2018 (the date 60 days prior to the filing of this Schedule 13D) to December 20, 2018.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

On December 10, 2018, the Issuer, Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and each of the Reporting Persons entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), in respect of the Shares and warrants to purchase Shares issued in connection with the Exchange and the Merger. Pursuant to the Amended and Restated Registration Rights Agreement, each of the Reporting Persons is entitled to certain registration rights with respect to the Shares issued in connection with the Exchange and the Merger, including, among other things, demand and piggy-back registration rights, subject to cut-back provisions. Each of the Reporting Persons is also subject to a lock-up agreement covering the Shares (other than shares issued pursuant to the Exchange Agreement) for a period of six months from the date of the Amended and Restated Registration Rights Agreement.

CUSIP No. 68621F102	Page 19 of 21 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Merger Agreement, dated August 17, 2018, by and among Avista Healthcare Public Acquisition Corp., Avista Healthcare Merger Sub, Inc. and Organogenesis, Inc. (incorporated by reference to Annex A to the joint proxy statement/prospectus which forms part of the Issuer’s Amendment No. 5 to the Registration Statement on Form S-4 filed with the SEC on November 30, 2018).

99.2	Controlling Stockholders’ Agreement dated as of December 10, 2018 by and among the Issuer and the Controlling Entities (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2018).

99.3	Joint Filing Agreement, dated as of December 20, 2018, filed herewith.

99.4	Power of Attorney, relating to Alan A. Ades (incorporated by reference to Exhibit 24.2 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.5	Power of Attorney, relating to Albert Erani (incorporated by reference to Exhibit 24.3 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.6	Power of Attorney, relating to Dennis Erani (incorporated by reference to Exhibit 24.4 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.7	Power of Attorney, relating to Glenn H. Nussdorf (incorporated by reference to Exhibit 24.2 of the Form 3 No. 2 of 2 filed by the Controlling Entities on December 12, 2018).

99.8	Power of Attorney, relating to Starr Wisdom (incorporated by reference to Exhibit 24.3 of the Form 3 No. 2 of 2 filed by the Controlling Entities on December 12, 2018).

99.9	Power of Attorney, relating to Organo PFG (incorporated by reference to Exhibit 24.5 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.10	Power of Attorney, relating to Organo Investors (incorporated by reference to Exhibit 24.6 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.11	Power of Attorney, relating to A. Ades GRAT (incorporated by reference to Exhibit 24.7 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.12	Power of Attorney, relating to A. Erani Trust (incorporated by reference to Exhibit 24.8 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.13	Power of Attorney, relating to D. Erani Trust (incorporated by reference to Exhibit 24.9 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.14	Power of Attorney, relating to GN Trust (incorporated by reference to Exhibit 24.10 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

Power of Attorney, relating to GN GRAT (incorporated by reference to Exhibit 24.11 of the Form 3 No. 1 of 2 filed by the Controlling Entities on December 12, 2018).

99.15	Amended and Restated Registration Rights Agreement dated as of December 10, 2018 among ORGO, Avista Acquisition Corp., Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2018).

99.16	Exchange Agreement, dated August 17, 2018, by and among Avista Healthcare Public Acquisition Corp. and certain lenders listed on Schedule A therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 17, 2018).

[signature page follows]

CUSIP No. 68621F102	Page 20 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 20, 2018

ALAN A. ADES

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GLENN H. NUSSDORF

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

STARR WISDOM

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ORGANO PFG LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

CUSIP No. 68621F102	Page 21 of 21 Pages

ORGANO INVESTORS LLC

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALAN ADES AS TRUSTEE OF THE ALAN ADES 2014 GRAT

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

ALBERT ERANI FAMILY TRUST DATED 12/29/2012

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

DENNIS ERANI 2012 ISSUE TRUST DATED 12/20/12

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 FAMILY TRUST U/A/D AUGUST 12, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

GN 2016 ORGANO 10-YEAR GRAT U/A/D SEPTEMBER 30, 2016

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact

Exhibit 99.3

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D (and any amendments thereto) with respect to the Common Stock, par value $0.0001, beneficially owned by each of them, of Organogenesis Holdings Inc., a corporation incorporated under the laws of the State of Delaware. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated: December 20, 2018	By:	*
Alan A. Ades

Dated: December 20, 2018	By:	*
Albert Erani

Dated: December 20, 2018	By:	*
Dennis Erani

Dated: December 20, 2018	By:	*
Glenn H. Nussdorf

Dated: December 20, 2018	By:	*
Starr Wisdom

Dated: December 20, 2018	By:	*
Organo PFG LLC

Dated: December 20, 2018	By:	*
Organo Investors LLC

Dated: December 20, 2018	By:	*
Alan Ades as Trustee of the Alan Ades 2014 GRAT

Dated: December 20, 2018	By:	*
Albert Erani Family Trust Dated 12/29/2012

Dated: December 20, 2018	By:	*
Dennis Erani 2012 Issue Trust Dated 12/20/12

Dated: December 20, 2018	By:	*
GN 2016 Family Trust U/A/D August 12, 2016

Dated: December 20, 2018	By:	*
GN 2016 Organo 10-Year GRAT U/A/D September 30, 2016

*	The undersigned, by signing her name hereto, executes this Joint Filing Agreement pursuant to the Powers of Attorney executed on behalf of each individual and entity listed above and filed herewith.

By:	/s/ Stacie S. Aarestad, Attorney-in-fact
Stacie S. Aarestad, Attorney-in-fact